Exhibit 4.1

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2023, Lucid Diagnostics Inc. (“Lucid,” the “Company” or “we,” “us” or “our”) had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): common stock, $0.001 par value per share. The common stock is listed on The Nasdaq Stock Market LLC.

In the discussion that follows, we have summarized selected provisions of our certificate of incorporation, bylaws and the Delaware General Corporation Law (the “DGCL”) relating to our common stock. This summary is not complete. This summary is subject to the relevant provisions of the DGCL and is qualified in its entirety by reference to our amended and restated certificate of incorporation and our bylaws. Please read the provisions of our amended and restated certificate of incorporation and our bylaws as currently in effect for provisions that may be important to you.

General

The Company is authorized to issue 200,000,000 shares of common stock, par value $.001, and 20,000,000 shares of preferred stock, par value $.001. As of December 31, 2023:

●	44,667,304 shares of common stock were outstanding (inclusive of 2,337,440 shares underlying unvested restricted stock awards granted under the Lucid Diagnostics Inc. 2018 Long-Term Incentive Equity Plan as of such date);
●	18,675 shares of preferred stock convertible into shares of its common stock, 13,625 of which designated are Series A Preferred Stock, and 5,000 of which are designated Series A-1 Preferred Stock
●	2,339,527 shares of our common stock were issuable upon the exercise of outstanding stock options, including 1,916,227 shares issuable upon the exercise of stock options granted under our equity incentive plans, and 423,300 shares are reserved for issuance, but not subject to outstanding options or restricted stock awards, under our incentive equity plans; and
●	407,770 shares of common stock were reserved for issuance under our Employee Stock Purchase Plan.

Furthermore, (i) in March 2022, we entered into a committed equity facility with an affiliate of Cantor Fitzgerald (“Cantor”), pursuant to which Cantor has committed to purchase up to $50 million in shares of our common stock from time to time at our request, at prices based on the current market price; (ii) in November 2022, we entered into an “at-the-market offering” for up to $6.5 million of our common stock that may be offered and sold under a Controlled Equity Offering Agreement between us and Cantor Fitzgerald & Co., (iii) in May 2023, we entered into a seventh amendment to the management services agreement with PAVmed, pursuant to which PAVmed may elect to receive payment of the monthly fee under the management services agreement in cash or in shares of our common stock; and (iv) in November 2022, we entered into a payroll and benefits expense reimbursement agreement with PAVmed, pursuant to which PAVmed will continue to pay certain payroll and benefit-related expenses on our behalf and we will reimburse PAVmed on a quarterly basis or at such other frequency as the parties may determine, in cash or, subject to approval by each of our boards of directors, in shares of our common stock, or in a combination of cash and shares.

As of March 13, 2024, the Company has issued additional shares of preferred stock convertible into shares of its common stock, as more fully described under Recent Events in Item I of the Form 10-K to which this Exhibit 4.1 is attached.

Preferred Stock

Our board of directors has the authority, without further action by our stockholders, to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof. These rights, preferences and privileges could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and sinking fund terms, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon our liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company or other corporate action.

Series A Preferred Stock Offering

On March 7, 2023, the Company issued 13,625 shares of newly designated Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”), to accredited investors at a purchase price of $1,000 per share, for aggregate gross proceeds to the Company of $13.625 million. The key terms of the Series A Preferred Stock are as follows:

Each share of Series A Preferred Stock is convertible at the option of the holder, subject to certain beneficial ownership limitations into such number of shares of the Company’s common stock, equal to the number of Series A Preferred Shares to be converted, multiplied by the stated value of $1,000 (the “Stated Value”), divided by the conversion price in effect at the time of the conversion. The initial conversion price is $1.394, subject to adjustment in the event of stock splits, stock dividends, and similar transactions. The Series A Preferred Stock is convertible into shares of our common stock at any time at the option of the holder from and after the six-month anniversary of its issuance, and automatically converts into shares of our common stock on March 7, 2025, the second anniversary of its issuance.

The Series A Preferred Stock will be senior to the Common Stock and any other class of the Company’s capital stock that is not by its terms senior to or pari passu with the Series A Preferred Stock.

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The holders of Series A Preferred Stock will be entitled to dividends payable as follows: (i) a number of shares of Common Stock equal to 20% of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock then held by such Holder on March 7, 2024, and (ii) a number of shares of Common Stock equal to 20% of the number of shares of Common Stock issuable upon conversion of the Series A Preferred Stock then held by such Holder on March 7, 2025. A holder that converts its Series A Preferred Stock prior to March 7, 2024 or March 7, 2025, as the case may be, will not receive the dividend that accrues on such date with respect to such converted Series A Preferred Stock. The holders of the Series A Preferred Stock also will be entitled to dividends equal, on an as-if-converted to shares of Common Stock basis, to and in the same form as dividends actually paid on shares of the Common Stock when, as, and if such dividends are paid on shares of the Common Stock.

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company (or any Deemed Liquidation Event as defined in the Certificate of Designation), the holders of shares of Series A Preferred Stock then outstanding will be entitled to be paid out of the assets of the Company available for distribution to its stockholders, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) the Stated Value, plus any dividends accrued but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock immediately prior to such event.

The Series A Preferred Stock is a non-voting security, other than with respect to limited matters related to changes in terms of the Series A Preferred Stock.

The Company will not effect any conversion of the Series A Preferred Stock, and a holder will not have the right to receive dividends or convert any portion of the Series A Preferred Stock, to the extent that, after giving effect to the receipt of dividends or the conversion, the holder (together with such holder’s affiliates, and any persons acting as a group together with such holder or any of the holder’s affiliates) would beneficially own in excess of 4.99% of the Company’s outstanding common stock (or, upon election of the holder, 9.99% of the Company’s outstanding common stock).

Series A-1 Preferred Stock Offering

On October 17, 2023, the Company issued 5,000 shares of newly designated Series A-1 Convertible Preferred Stock (the “Series A-1 Preferred Stock”). The terms of the Series A-1 Preferred Stock are substantially identical to the terms of the Series A Preferred Stock, except that the Series A-1 Preferred Stock has a conversion price of $1.2592.

Subsequent to December 31, 2023, on March 13, 2024, the Company issued an additional 5,670 shares of Series A-1 Preferred Stock, all of which was subsequently exchanged for Series B Preferred Stock (as described below).

Series B Preferred Stock Offering and Exchange

Subsequent to December 31, 2023, on March 13, 2024, the Company issued 44,285 shares of newly designated Series B Convertible Preferred Stock (the “Series B Preferred Stock”). The terms of the Series B Preferred Stock are substantially identical to the terms of the Series A Preferred Stock, except that the Series B Preferred Stock has a conversion price of $1.2444, and the Series B Preferred Stock is a voting security (subject to applicable ownership limitations). In addition, the Series B Preferred Stock issued in exchange for Series A Preferred Stock and Series A-1 Preferred Stock may be converted, at the election of the Company at any time after the six-month anniversary of the issuance of such shares of Series B Preferred Stock, upon written notice given to the holders of such shares, if the volume weight average price of our common stock has been at least $8.00 per share (subject to adjustment in the event of stock splits, stock dividends, and similar transactions) on 20 out of 30 consecutive trading days ending within 15 trading days prior to the date on which such notice is given (subject to certain limited exceptions).

As a result of 100% of the then-outstanding shares of Series A Preferred Stock and Series A-1 Preferred Stock being exchanged for shares of Series B Preferred Stock in the Series B Preferred Stock Offering and Exchange, no shares of Series A Preferred Stock or Series A-1 Preferred Stock remain outstanding.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors. Subject to any preferential dividend rights of any outstanding shares of preferred stock, holders of common stock are entitled to receive dividends, if declared by our board of directors, out of funds that we may legally use to pay dividends. If we liquidate or dissolve, holders of common stock are entitled to share ratably in our assets once our debts and any liquidation preference owed to any then-outstanding preferred stockholders are paid. Our common stockholders have no conversion, preemptive or other subscription rights, and no liquidation preference, and there are no sinking fund or redemption provisions applicable to the common stock. All shares of common stock that are outstanding are fully-paid and non-assessable.

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Dividends

We have not paid any cash dividends on our shares of common stock to date. The payment of cash dividends in the future will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition and will be within the discretion of our Board of Directors. It is the present intention of our Board of Directors to retain all earnings, if any, for use in our business operations and, accordingly, our Board of Directors does not anticipate declaring any dividends in the foreseeable future.

Dividends in the form of shares of our common stock are payable on our preferred stock as discussed above in this Exhibit 4.1.

Anti-Takeover Provisions

Some provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws contain provisions that could make it more difficult to acquire us by means of a tender offer or a proxy contest or otherwise, or to remove our incumbent officers and directors.

These provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated by-laws could have the effect of preventing changes in the composition of our board of directors and management. These provisions may also have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the DGCL, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors. A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

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Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue undesignated shares of preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Authorized Common Stock

Our authorized but unissued shares of common stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital and corporate acquisitions. The existence of authorized but unissued shares of common stock could render more difficult or discourage an attempt to obtain control of a majority of our common stock by means of a proxy contest, tender offer, merger or otherwise.

Classified Board of Directors

Our board of directors is divided into three classes. The number of directors in each class will be as nearly equal as possible. Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election. The existence of a classified board may extend the time required to make any change in control of the board of directors when compared to a corporation with an unclassified board. It may take two annual meetings for our stockholders to effect a change in control of the board of directors, because in general less than a majority of the members of the board of directors will be elected at a given annual meeting. Because our board of directors is classified and our certificate of incorporation does not otherwise provide, under Delaware law, our directors may only be removed for cause.

Vacancies on the Board

Our amended and restated certificate of incorporation and our amended and restated by-laws provide that any vacancy occurring on the board of directors, including by reason of removal of a director, and any newly created directorship may be filled only by a majority of the remaining directors in office. This system of appointing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of our company, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our amended and restated by-laws provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated by-laws also will specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

No Cumulative Voting; Special Meeting of Stockholders

Stockholders will not be permitted to cumulate their votes for the election of directors. Furthermore, special meetings of our stockholders may be called only by Chief Executive Officer, our President, our board of directors, or a majority of our stockholders.

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Exclusive Forum Selection

Our amended and restated certificate of incorporation requires, to the fullest extent permitted by law, subject to limited exceptions, that derivative actions brought in our name, actions against directors, officers and employees for breach of fiduciary duty and other similar actions may be brought only in the Court of Chancery in the State of Delaware and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to service of process on such stockholder’s counsel in any action brought to enforce the exclusive forum provision. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the forum provisions in our amended and restated certificate of incorporation.

Notwithstanding the foregoing, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. In addition, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As a result, the exclusive forum provision provides that the Court of Chancery and the federal district court for the State of Delaware will have concurrent jurisdiction over any action arising under the Securities Act or the rules and regulations thereunder, and the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder or any other claim for which the federal courts have exclusive jurisdiction. To the extent the exclusive forum provision restricts the courts in which our stockholders may bring claims arising under the Securities Act and the rules and regulations thereunder, there is uncertainty as to whether a court would enforce such provision. Investors cannot waive compliance with the federal securities laws and the rules and regulations promulgated thereunder.

Although we believe this provision benefits our company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, a court may determine that this provision is unenforceable, and to the extent it is enforceable, the provision may have the effect of discouraging lawsuits against our directors and officers and increasing the cost to stockholders of bringing such lawsuits.

Listing of our Common Stock

Our common stock has been approved for listing on the Nasdaq Capital Market under the symbol “LUCD.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company located at 1 State Street, 30th Floor, New York, NY 10004.

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